SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ANIXTER INTERNATIONAL INC.
 (Name of Issuer)

Common Stock, $1.00 par value per share
 (Title of Class of Securities)

035290105
 (CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
Telephone: 312-454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 035290105	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMSTOCK/SZRT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,449,432

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,449,432

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,449,432

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL ZELL REVOCABLE TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,464,098

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,464,098

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,464,098

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAMUEL ZELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
82,146

	8	SHARED VOTING POWER
1,465,098 (2)

	9	SOLE DISPOSITIVE POWER
82,146

	10	SHARED DISPOSITIVE POWER
1,465,098 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,547,244

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)            Based on 33,240,219 Shares (as defined herein) outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

(2)            This figure includes 1,000 Shares held in a revocable trust for the benefit of Samuel Zell’s spouse.

CUSIP No. 035290105	SCHEDULE 13D	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (“Amendment No.1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed on August 31, 2015 (the “Original Schedule 13D”) with respect to the shares of Common Stock, $1.00 par value per share, (“Shares”) of Anixter International Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 2301 Patriot Blvd, Glenview, Illinois 60026.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 26, 2017, SZRT entered into a purchase agreement (the “SZRT Purchase Agreement”) with KMJZ Investments, L.L.C. (“KMJZ”), pursuant to which SZRT agreed to sell 400,568 Shares to KMJZ at a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs.

Also on July 26, 2017, the Samuel Zell Trust entered into a purchase agreement (the “Samuel Zell Trust Purchase Agreement”) with KMJZ, pursuant to which Samuel Zell Trust agreed to sell 125,709 Shares to KMJZ at a price equal to the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share as of the date on which the transaction occurs.

The descriptions contained herein of the SZRT Purchase Agreement and Samuel Zell Trust Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the form of such documents, which are attached as Exhibit C and Exhibit D, respectively, to this Amendment No. 1 and are incorporated by reference herein.

KMJZ is a Delaware limited liability company owned by various trusts established for the benefit of Samuel Zell and members of his family.  The trustee of such trusts is Chai Trust.  Samuel Zell is not an officer or director of Chai Trust and does not have voting or dispositive power over such shares.

The sales described in this Item 4 of Amendment No. 1 (the “Sales”) are for estate planning purposes, part of the Samuel Zell Trust’s and KMJZ’s respective ongoing portfolio management and Samuel Zell’s and the Samuel Zell Trust’s investment planning.  The Sales do not reflect an adverse change in the Reporting Persons’ views on the prospects of the Issuer, or its businesses, management or directors. The Sales do not contemplate the disposition or acquisition of any Shares, or of the right to receive dividends or proceeds from the sale of any Shares, other than among Samuel Zell and certain entities and trusts established for the benefit of Samuel Zell and/or members of his family.

CUSIP No. 035290105	SCHEDULE 13D	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a, b)
As of the date hereof, Samuel Zell may be deemed to be the beneficial owner of 1,547,244 Shares (approximately 4.7% of the total number of Shares outstanding).  This amount includes: (i) 82,146 Shares held directly by Samuel Zell; (ii) 1,449,432 Shares held by SZRT; (iii) 14,666 Shares held by the Samuel Zell Trust; and (iv) 1,000 Shares held by the Helen Zell Revocable Trust, for which Samuel Zell’s spouse is the sole trustee and beneficiary.

As of the date hereof, the Samuel Zell Trust may be deemed to be the beneficial owner of 1,464,098 Shares (approximately 4.4% of the total number of Shares outstanding).  This amount includes: (i) 1,449,432 Shares held by SZRT; and (ii) 14,666 Shares held by the Samuel Zell Trust.

As of the date hereof, SZRT may be deemed to be the beneficial owner of 1,449,432 Shares (approximately 4.4% of the total number of Shares outstanding) held by SZRT.

Each of the Samuel Zell Trust and Samuel Zell shares with SZRT voting and dispositive power with respect to the 1,449,432 Shares held by SZRT.  Samuel Zell shares with the Samuel Zell Trust voting and dispositive power with respect to the 14,666 Shares held by the Samuel Zell Trust.  Samuel Zell also may be deemed to share with his spouse, Helen Zell, voting and dispositive power over the 1,000 Shares held by the Helen Zell Revocable Trust, for which his spouse is the sole trustee and beneficiary.  Finally, Samuel Zell has sole voting and dispositive power over 82,146 Shares held directly by Samuel Zell.

The foregoing beneficial ownership percentages are based on 33,240,219 Shares outstanding on July 19, 2017, as reported by the Issuer on its Form 10-Q for the period ended June 30, 2017.

(c)
On July 26, 2017, SZRT sold an aggregate of 400,568 Shares to KMJZ pursuant to the terms of the SZRT Purchase Agreement (defined and described in Item 4) at a price per share of $81.3375, which equals the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share on July 26, 2017.

Also on July 26, 2017, the Samuel Zell Trust sold an aggregate of 125,709 Shares to KMJZ pursuant to the terms of the Samuel Zell Trust Purchase Agreement (defined and described in Item 4) at a price per share of $81.3375, which equals the average of the highest and lowest quoted selling prices on the New York Stock Exchange of one Share on July 26, 2017.

Except as described in this Item 5(c), during the last 60 days, no transactions in the Shares were effected by the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owner of more than five percent of Shares (as defined herein) on July 26, 2017.

CUSIP No. 035290105	SCHEDULE 13D	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit C:
Form of Purchase Agreement dated July 26, 2017 between Samstock/SZRT, L.L.C and KMJZ Investments, L.L.C. (incorporated by reference to Exhibit B to Amendment No. 31 to the Schedule 13D filed by Samstock/SIT, L.L.C. on July 28, 2017)

Exhibit D:
Form of Purchase Agreement dated July 26, 2017 between Samuel Zell Revocable Trust and KMJZ Investments, L.L.C. (incorporated by reference to Exhibit C to Amendment No. 31 to the Schedule 13D filed by Samstock/SIT, L.L.C. on July 28, 2017)

CUSIP No. 035290105	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 2017

SAMSTOCK/SZRT, L.L.C.

By:	/s/ SAMUEL ZELL REVOCABLE TRUST, its sole member

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL REVOCABLE TRUST

By:	/s/ SAMUEL ZELL
Name: Samuel Zell
Title: Trustee

SAMUEL ZELL

/s/ SAMUEL ZELL